INTEGRATED PAVING CONCEPTS INC.
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

LAURA WILLIAMS, ASSISTANT CONTROLLER
Direct Telephone Extension: 249 • Email: laura.williams@streetprint.com

04030382

May 10, 2004

RECEIVED
2004 MAY 25 A 8: 27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

SUPPL

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated May 10, 2004.

Yours very truly,

PROCESSED
MAY 25 2004
THOMSON
FINANCIAL

Laura Williams
Assistant Controller

llw
Enclosure

dly 5/25

StreetPrint

INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

RECEIVED
2004 MAY 25 A 8:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

IPC Announces Summary Operating Results for the Three Months Ending March 31, 2004

Surrey, Canada, May 10, 2004 – Integrated Paving Concepts Inc. (Symbol - IPA) releases today unaudited summary operating results for the three months ending March 31, 2004.

Summary Financial Information (Unaudited)		Three Months Ended March 31, 2004	2003
Revenue	$	1,991,072	1,366,476
Gross Profit		970,132	639,647
Loss before depreciation, interest and income taxes		(581,680)	(1,029,113)
Net loss	$	(416,474)	(656,702)
Loss per share – basic and diluted	$	(0.06)	(0.10)

Total revenues for the quarter increased by 46% over the same period last year, represented by a 44% increase in Applied Products revenues (consisting of StreetBond coatings and DuraTherm) and a 46% increase in Equipment and Tooling revenues. Regional revenues are shown in the table below:

Revenue (in thousands)	**North America**			**Europe**			**Other International**		
	2004	**2003**	**% change**	**2004**	**2003**	**% change**	**2004**	**2003**	**% change**
Applied Products	752	471	60%	261	266	(2%)	292	164	78%
Equipment & Tooling	379	293	29%	117	60	95%	123	72	71%
Other	53	41	29%	8	0	-	6	0	-
Total	1184	805	47%	386	326	18%	421	236	78%

In North America, growth in Applied Products is largely due to early stocking orders in advance of a price increase and the introduction of the DuraTherm product. First quarter revenues have historically made up approximately 10 – 12% of revenues for the year. Management does not expect sales growth in subsequent quarters this year to equal the growth experienced in the first quarter.

The Company's loss before interest, depreciation and income taxes for the three months ended March 31, 2004 decreased by $447,000 to $582,000 over the same 2003 period. Considering the seasonal nature of the Company's business these results were in line with management's expectations.

At March 31, 2004, the Company's financial position remains strong with $2.9million (March 31,2003 $3.1 million) in working capital and $1,278,000 (March 31, 2003 $1,727,000) in cash and cash equivalents

About Integrated Paving Concepts
Integrated Paving Concepts Inc., founded in 1992 and based in BC, Canada, provides innovative decorative paving processes and products. The Company has two basic product lines, StreetPrint Pavement Texturing™ (StreetPrint) and StreetPrint DuraTherm™ (DuraTherm), and all revenue is derived from the sales of Applied Products and Equipment & Tooling related to these product lines. The Company's products are marketed through its Licensed Applicator network throughout North America, and Master Licensees in countries throughout the world. The Company is committed to continued product and market development for decorative asphalt applications.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Janice Stasiuk, Chief Financial Officer & Corporate Secretary at (604) 574-7510 ext.227 or email: janice.stasiuk@streetprint.com.

Integrated Paving Concepts Inc.
Janice Stasiuk, Chief Financial Officer & Corporate Secretary